SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549

FORM N-18F-1

Notification of Election Pursuant to Rule 18f-1
Under the Investment Company Act of 1940

STARBOARD INVESTMENT TRUST
Name of Registrant

NOTIFICATION OF ELECTION

The undersigned registered open-end investment company hereby notifies the Securities and Exchange Commission that it elects to commit itself to pay in cash all redemptions by a shareholder of record as provided by Rule 18f-1 under the Investment Company Act of 1940.  It is understood that this election is irrevocable while such Rule is in effect unless the Commission by order upon application permits the withdrawal of this Notification of Election.

SIGNATURE

Pursuant to the requirements of Rule 18f-1 under the Investment Company Act of 1940, the registrant has caused this notification of election to be duly executed on its behalf in the city of Rocky Mount, and the state of North Carolina on the 11th day of August, 2009.

STARBOARD INVESTMENT TRUST
                                               Name of Registrant

                                                                              By:  /s/ Jack E. Brinson
Jack E. Brinson
Trustee and Chairman
Attest: /s/ Deborah A. Mills
Print Name:  Deborah A. Mills
Title:  Legal/Compliance Coordinator